6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  March 4, 2004

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

           Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form
                                      40-F
                              Form 20-F X Form 40-F


         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

                                                March 4, 2004
                                                P 147e
                                                Michael Grabicki
                                                Phone:    +49 621 60-99938
                                                Fax: +    +49 621 60-92693
                                                michael.grabicki@basf-ag.de

Hans Dieter Poetsch appointed member of the Supervisory Board of BASF Aktiengesellschaft


Hans Dieter Poetsch (53), member of the Board of Management of Volkswagen AG, is a new member of the Supervisory Board of BASF Aktiengesellschaft. He was appointed by the district court of Ludwigshafen on March 2, 2004. The appointment was made necessary by the death of Supervisory Board member Helmut Werner. The Supervisory Board of BASF Aktiengesellschaft now once again complies with the requirements of German law.



BASF Aktiengesellschaft
67056 Ludwigshafen, Germany
Telephon +49 621 60-0    +49 621 60-99938 (Corporate Media Relations BASF Group)
Telefax  +49 621 60-20129  +49 621 60-99391 (Media Relations Ludwigshafen site)
http://www.basf.com         E-Mail: presse.kontakt@basf-ag.de






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 BASF Aktiengesellschaft


Date: March 4, 2004               By: /s/ Elisabeth Schick
                                 ------------------------------------
                                 Name: Elisabeth Schick
                                 Title: Director Site Communications
                                 Ludwigshafen
                                 and Europe


                                 By: /s/ Christian Schubert
                                 ------------------------------------
                                 Name: Christian Schubert
                                 Title: Director Corporate
                                 Communications
                                 BASF Group